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                                                                  Exhibit (a)(4)

PERSISTENCE SOFTWARE, INC.  [PERSISTENCE LOGO]
1720 South Amphlett Blvd., Third Floor
San Mateo, California  94402
650 372 3600 - fax 650 341 8432
www.persistence.com


                                   May 9, 2001

TO EMPLOYEES HOLDING OPTIONS TO PURCHASE
COMMON STOCK UNDER THE 1997 STOCK PLAN
HAVING AN EXERCISE PRICE IN EXCESS OF $1.00 PER SHARE:

        Due to today's difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that outstanding options may not currently be providing performance incentives for our valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

        As a result, we are happy to announce that Persistence Software, Inc. will offer to exchange your outstanding options under the 1997 Stock Plan that have an exercise price in excess of $1.00 per share for new options that we will grant under the 1997 Stock Plan. You may tender (i.e. surrender for exchange) any of these options you hold to us for new options. You also have the right to choose not to tender any of your options.

        The number of shares of common stock subject to the new options will be equal to the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. The tendered options that we accept will be canceled shortly following the expiration of the offer to exchange. We plan to grant the new options on or about the first business day that is at least six months and one day following the date we cancel the tendered options that are accepted by us. According to our current schedule, we expect to cancel options on or about June 8, 2001, and accordingly we expect to grant new options on or about December 10, 2001.

        You must be an employee of Persistence Software, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you are not employed by us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

        The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.



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        Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. You will receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options. The vesting schedule applicable to unvested shares under the new option will be equivalent to the vesting schedule of the tendered option. This means that the total number of shares vested under the new option as of the date of grant will be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

        The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

        Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender, which are all enclosed with this letter. You should carefully read the entire offer to exchange, letter of transmittal and notice to withdraw tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the offer to exchange and other documents referenced in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently schedule to expire at 8:00 p.m., California time, on June 7, 2001.

        If you have any questions about the offer, please call the undersigned or Linda Patane at (650) 372-3600.

        We thank you for your continued efforts on behalf of Persistence Software, Inc.

                                       Sincerely,

                                       Persistence Software, Inc.

                                       /s/ Christine Russell
                                       Christine Russell
                                       Chief Financial Officer

Enclosures